Exhibit 4.22

Dated: June 25, 2025

BLUE GOLD HOLDINGS LIMITED (1)

- and -

LORENZ WERNDLE (2)

EMPLOYMENT AGREEMENT

TABLE OF CONTENTS

		Page
Contents

1	JOB TITLE AND DUTIES	3

2	COMMENCEMENT OF EMPLOYMENT	4

3	PROBATIONARY PERIOD AND TERM OF CONTRACT	4

5	COLLECTIVE AGREEMENTS	5

6	REMUNERATION	5

7	HOURS OF WORK	5

8	ABSENCE FROM WORK	6

9	SICK PAY	6

10	HOLIDAYS	7

11	OTHER PAID LEAVE	7

12	PENSION	7

13	PRIVATE HEALTH INSURANCE, LIFE ASSURANCE AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	8

14	TRAINING	8

15	TERMINATION OF EMPLOYMENT	9

16	CONFIDENTIALITY	10

17	INTELLECTUAL PROPERTY RIGHTS	11

18	DISCIPLINARY PROCEDURES	13

19	GRIEVANCES	13

20	TERMINATION OBLIGATIONS	13

21	RESTRICTIVE COVENANTS	13

22	DATA PROTECTION	15

23	PREVIOUS AGREEMENTS AND WARRANTIES	16

24	ANTI-BRIBERY & CORRUPTION	16

25	GOVERNING LAW AND JURISDICTION	17

THIS AGREEMENT is made on June 25, 2025

BETWEEN:

(1)	BLUE GOLD HOLDINGS LIMITED, a limited liability company incorporated under the laws of England under company number 15271309 whose registered office is at 124 City Road, London, EC1V 2NX (the “Company”); and

(2)	LORENZ WERNDLE of 27 Upper Cranbrook Road, Bristol, BS6 7UR (“you”).

BACKGROUND

This Agreement is referred to as your Employment Agreement and sets out the terms and conditions of your employment with the Company, including those required in accordance with Section 1 of the Employment Rights Act 1996.

IT IS HEREBY AGREED as follows:

1	JOB TITLE AND DUTIES

1.1	You are employed as CHIEF FINANCIAL OFFICER of Blue Gold Limited. You will be responsible to the Chief Executive Officer of Blue Gold Limited, or such other person as the Company designates from time to time. The Company reserves the right to require you to carry out other duties on behalf of the Company and/or any subsidiary or holding company of the Company (as such terms are defined in section 1159 of the Companies Act 2006 (as amended) (“Associated Person”), related to your function which are within your capabilities. For the purposes of this Employment Agreement, “Group” means the Company and any Associated Person.

1.2	During your employment you agree that you will not, without the prior written consent of the Company (such consent not to be unreasonably withheld) be engaged or interested, either directly or indirectly and whether alone or in conjunction with any other person, firm or company, in any other business or employment which is similar to or in any way connected with the business of the Company, its holding company or any subsidiary of its holding company or any Associated Person.

1.3	During your employment, you will:

(a)	loyally and diligently perform such duties and exercise such powers for the Group as the Board and the CEO may from time to time reasonably require;

(b)	keep the Board and the CEO properly and regularly informed about the business of the Group and your activities in that business;

(c)	comply with the reasonable and lawful directions given from time to time by the Board and the CEO;

(d)	comply with any internal codes of conduct for employees of the Group and all relevant policies and procedures;

(e)	cooperate with the Group in complying with its obligations on health and safety;

(f)	promptly give the Company such information as the Group may require to enable it to comply with its legal obligations;

(g)	promote and protect the interests of the Group, always giving it the full benefit of your knowledge, expertise and skill, and you will not knowingly or deliberately do anything which is to its detriment, including having any direct or indirect involvement in any situation whereby work or business opportunities are or may be diverted away from the Group; and

(h)	immediately notify the Company Secretary or a director of the Company if you become aware of or involved in anything which adversely affects or may adversely affect the business, interests or reputation of any member of the Group.

2	COMMENCEMENT OF EMPLOYMENT

2.1	Your new employment contract with the Company will commence on 25 June 2025 (notwithstanding the date of this agreement).

2.2	Your period of continuous employment for statutory purposes commences on 3 September 2024 and does not include any period of service with a previous company.

2.3	In accepting your appointment it shall be deemed that you have accepted all the terms and conditions set out in this Employment Agreement.

2.4	This Employment Agreement annuls any previous agreement with the Company whether verbal or written, given to you at any time.

3	PROBATIONARY PERIOD AND TERM OF CONTRACT

3.1	[intentionally left blank]

3.2	Your appointment will be permanent, until terminated by either party giving not less than three month’s written notice to the other.

4	PLACE OF WORK

Your place of work will be at your home address, but may be changed to a London office, if one is established in the future, but this would be on a hybrid basis, arrangement to be confirmed. For the proper performance of your duties you may be required to travel as required by the Company on reasonable notice.

5	COLLECTIVE AGREEMENTS

There are no collective agreements relevant to your employment.

6	REMUNERATION

6.1	Your salary is £250,000 per annum on a full-time basis, payable monthly by electronic transfer to your bank account on or before the last day of each month.

6.2	You will be entitled to participate in the group STIP and LTIP schemes once they have been approved by the board. The STIP for 2025 will be paid in cash if funds permit, but will otherwise be paid in unlocked shares, at the discretion of the board, subject always to the rules of the respective plans, and you being in employment and not under notice of termination of employment at the date any awards are due to be made.

6.3	The Company reserves the right to deduct from your salary one day’s pay for each day of unauthorised absence. Unauthorised absence shall include any absence from work unless due to:

(a)	Sickness absence which has been notified to the Company in accordance with Clause 8.1 below.

(b)	Absence for which the Company has given permission; or

(c)	Absence reasons outside your control, which are acceptable to the Company.

6.4	The Company shall be entitled to deduct from any sums payable to you by the Company any sum from time to time owed by you to the Company or any Associated Person howsoever arising, and / or require you to repay any such sum whether immediately or on terms otherwise acceptable by the Company.

6.5	The Company shall reimburse you all travelling, hotel, mobile telephone, entertainment and other expenses properly and reasonably incurred by you in the performance of your duties provided that you comply with any guidelines or regulations issued by the Company and the production of any vouchers or other evidence of actual payment of the expenses that the Company may require.

7	HOURS OF WORK

7.1	You are contracted to work 40 hours per week from Monday to Friday.

7.2	In certain circumstances it may be necessary to exceed your contracted hours in order to ensure that your duties in accordance with your terms of employment are properly performed. You acknowledge that you shall not receive further renumeration in respect of additional hours worked.

7.3	You agree that the limits on average weekly working time set out in Regulation 4(1) of the Working Time Regulations will not apply to you but you may withdraw your consent on giving the Company three months’ notice in writing.

8	ABSENCE FROM WORK

8.1	In the event of your absence for whatever reason you or someone on your behalf should contact your supervisor or manager within one hour of your normal starting time on the first day of the absence and inform them of the reason for your absence. You should then keep the Company informed on a regular basis of your progress and when you expect to return to work.
8.2	If the absence is due to sickness a self-certification form should be completed on your return to work in respect of any absence of seven calendar days or less.
8.3	A medical certificate signed by your doctor as to the reason for the absence must be handed or sent to your manager if you are absent for any period of eight (8) calendar days or more. A new medical certificate should be sent to the Company to cover each week of absence thereafter.

8.4	At any stage during a period of absence, the Company may require you to undergo a medical examination by the Company’s medical adviser or to provide evidence of your physical condition.

8.5	Abuse or non-compliance with these rules is a serious disciplinary offence and can in appropriate cases lead to dismissal (whether with or without notice or payment in lieu), and irrespective of the fact that no warnings have been given. Any unauthorised absence from work or conduct incompatible with the alleged sickness, injury or other incapacity will be regarded by the Company as gross misconduct.

8.6	It is necessary for the efficient operation of the Company that all employees attend regularly. If you are unable to achieve this for reasons of poor health, the Company may not be able to continue your employment. An employee’s situation is regularly reviewed by the Company during any period of absence from work due to sickness, injury or other incapacity and the Company reserves the right to terminate an employee’s employment, regardless of whether you remain entitled to statutory sick pay (“SSP”).

9	SICK PAY

If you are absent from work due to sickness, injury or other incapacity and provided you fully comply with the Company’s rules on absence as set out in Clause 8 above, the Company will pay any SSP to which you may be entitled in accordance with its obligations. Any further payment by the Company is entirely at its discretion. Any discretionary payment which is made will include any SSP to which you may be entitled and will take account of any social security benefit for which you may be eligible (whether or not you are claiming it).

10	HOLIDAYS

10.1	The holiday year runs from 1 January to 31 December. Your entitlement for the full year is 25 days per annum plus public holidays.

10.2	Holidays must be agreed in writing in advance giving not less than one month’s notice, or one week’s notice if the proposed leave is less than 5 days.

10.3	No more than 10 consecutive working days’ holiday may be taken at any one time unless prior written permission is given.

10.4	If you leave the Company’s employment with an outstanding holiday entitlement for the holiday year in which your employment terminates, you will, in addition to any other sums to which you may be entitled, be paid a sum representing salary for the number of days holiday entitlement outstanding. If you leave the Company’s employment having taken more than the accumulated holiday entitlement for the current holiday year then a sum equivalent to wages for the additional holiday taken will be deducted from any final payment to you and the balance will be paid to you. A day’s holiday pay for these purposes will be 1/260th of your annual basic pay.

10.5	If you are absent from work through illness for a continuous period of one month or more, you will only accrue holiday to which you are entitled pursuant to the Working Time Regulations 1998 during such period, rather than the enhanced amount referred to in Clause 10.1.

11	OTHER PAID LEAVE

You may be eligible to take the following types of paid leave, subject to any statutory eligibility requirements or conditions and the Company’s rules applicable to each type of leave in force from time to time:

(a)	statutory maternity leave

(b)	statutory paternity leave

(c)	statutory adoption leave

(d)	shared parental leave

(e)	parental bereavement leave

Please refer to the Employee Handbook for further information on other paid leave.

12	PENSION

12.1	There is no contracting-out certificate in force in respect of your employment. If you’re eligible, you will automatically be enrolled into the Company’s pension scheme. Once you have been enrolled you will receive further information and details of your rights under the scheme.

13	PRIVATE HEALTH INSURANCE, LIFE ASSURANCE AND DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

13.1	During your employment, the Company will, at its expense, provide the following insured benefits:

(a)	private medical insurance cover for you, your spouse and dependent children. This is a taxable benefit and you can choose to opt out of this;

(b)	death-in-service insurance for you of four times your basic salary; and

(c)	directors’ and officers’ liability insurance, provided that no undertaking is given regarding the continuation of the directors’ and officers’ liability insurance either during or after the Appointment, other than that you will be covered for as long as it remains in place for the other directors of the Company.

13.2	The provision of these insured benefits will be subject to the provisions governing such insurance and on such terms as the Company may from time to time decide, including, but not limited to, deductibles, caps, exclusions and aggregate limits, and the obtaining of insurance at reasonable rates of premium. The Company reserves the right to amend, replace or withdraw such benefits from time to time.

13.3	You agree that, if the Company provides you with any insured benefits, the Company will have no responsibility for the decisions taken by the insurers about any claim by the Company or you, and that there are no circumstances in which the Group can be liable to you for any such insured benefits, or loss of such insured benefits, which the insurers have declined to pay for whatever reason.

14	TRAINING

14.1	During the Appointment, you are entitled to take part in various training courses which we may provide from time to time in-house.

14.2	If your employment with the Company is dependent upon the possession of particular qualifications or registration with a statutory body or other authority; evidence of this must be produced on request. Any additional training or costs required to maintain such qualifications will be at your expense unless specifically agreed otherwise by the Company. Should the Company fund or part-fund such a course or qualification and you leave within 2 years of completing the course, you agree to repay the Company contribution back to the Company.

14.3	The Company will provide you with any necessary on-the-job specific training required. Failure to undertake or satisfactorily complete training when provided may lead to the Company taking action against you including the possible termination your employment.

15	TERMINATION OF EMPLOYMENT

15.1	The Company reserves the right to pay you salary in lieu of notice instead of requiring you to work out any period of notice. The Company may at its discretion make any payment under this clause as a lump sum or in equal instalments on the nominated day of the month when you would normally have received your basic salary if you had worked through your notice period. If the Company decides to make such payments in instalments such payments will be reduced by any remuneration earned by you from alternative employment during what would have been the notice period. You agree to notify the Company without delay if you accept an offer of employment or any directorship, and if so requested by the Company to provide supporting documentary evidence regarding your remuneration from subsequent employment.

15.2	The Company may, notwithstanding any other provision of this Agreement, and irrespective of whether the grounds for termination arose before or after your employment began, at any time, by notice in writing to you, terminate your employment with immediate effect:

(a)	if a petition is presented or any order is made or any notice is issued convening a meeting for the purpose of passing a resolution for your bankruptcy or you becomes bankrupt or makes any composition or enters into any deed of arrangement with your creditors generally;

(b)	if you are prohibited by law or by any decision of a regulatory body from being a director or taking part in the management of the Group;

(c)	if you are convicted of a criminal offence other than one which, in the opinion of the Board, does not affect your position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which you are employed;

(d)	if you are guilty of any serious default or misconduct in connection with, or affecting the business of, the Group;

(e)	if you commit any serious or repeated breach of your obligations under this Agreement, or are guilty of serious neglect or negligence in the performance of your duties; or

(f)	if you behave in a manner (whether on or off duty) which is likely to bring the Group into disrepute or prejudice its interests or which seriously impairs your ability to perform your duties.

15.3	After notice of termination has been given by either party, provided that you continue to be paid and enjoy your full contractual benefits until your employment terminates in accordance with the terms of this Agreement, the Company shall be entitled, without being in breach of this Agreement and so as not to give rise to any claim against the Company, for all or part of the notice period to:-

(a)	exclude you from the premises of the Company;

(b)	require you to carry out specified duties for the Company other than your usual duties or to carry out no duties at all;

(c)	announce to employees, suppliers and customers that you have been given notice of termination or have resigned (as the case may be);

(d)	instruct you not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company until your employment hereunder has terminated.

15.4	On commencement of any period of exclusion pursuant to Clause 15.3 you will deliver up to the Company in accordance with Clause 20.1 all property belonging to the Company.

15.5	During any period of exclusion pursuant to Clause 15.3:

(a)	any untaken holiday entitlement accrued up to and including the period of exclusion should be taken. You agree to notify the Company of any day or days during the exclusion period when you will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Company; and

(b)	you agree that you will continue to owe to the Company the implied duties of good faith, loyalty and fidelity and that you will not, without the prior written consent of the Company, directly or indirectly, whether alone or in conjunction with or on behalf of any other person and whether as a principal, shareholder, director, employee, agent, consultant or otherwise, perform any duties for or provide any services to any other person, firm or company, whether paid or unpaid.

15.6	Upon the Termination of employment, you will have no rights as a result of this Agreement, or any alleged breach of this Agreement, to any compensation under or in respect of any incentive plans in which you may participate, or have received grants or allocations at or before the date your employment terminates. Any rights which you may have under such schemes will be exclusively governed by the rules of such schemes.

16	CONFIDENTIALITY

16.1	You shall not, other than in the proper performance of your duties at any time, whether before or after the termination of your employment with the Company, use, disclose or communicate and you shall use your best endeavours to prevent the improper use, disclosure or communication, of any trade secrets or other information of a secret or confidential nature (whether regarding the business, dealings, affairs, practice, accounts, finances, trading, technical data, software or know-how), concerning the Company, any Associated Person, customer or prospective customer of the Company or any Associated Person, in so far as they come to your knowledge during your employment. The information covered by this clause shall include, without limitation, information relating to research, projects, investors, staff, principals or clients, contents of client contracts, financial information of any kind, commission agreements with principals, databases and any information which is stamped or otherwise marked as confidential.

16.2	The restrictions contained in this Clause 16 shall cease to apply with respect to any information, confidential report or research which comes into the public domain otherwise than through an unauthorised disclosure by you or a third party.

16.3	Nothing in this Employment Agreement precludes you or seeks to hinder you from:

(a)	making a protected disclosure in accordance with the provisions of Employment Rights Act 1996;

(b)	making any report or disclosure to any law enforcement authority (including the police) or any regulatory authority;

(c)	assisting in any criminal investigation;

(d)	making any disclosure where required by law or regulatory obligation;

(e)	making a disclosure for the purpose of representing himself/herself in any investigation/proceedings brought by your regulatory/professional body relating to matters arising from your employment;

(f)	making a disclosure in compliance with an order of, or to give evidence to, a court or tribunal of competent jurisdiction; and

(g)	making any report or disclosure for the purpose of seeking tax, medical or other professional advice provided such individuals agree to keep the matters disclosed confidential.

17	INTELLECTUAL PROPERTY RIGHTS

17.1	If during your employment you (alone or with others) make or discover any invention, discovery or improvement including without prejudice to the generality of the above any know-how, design process, drawing, formula, computer programme or specification which relates or may relate to any research, product, service, process, equipment, system or activity of the Company whether or not now or at any future time capable of being the subject of a UK or any other patent (“Invention”) you shall promptly disclose it to the Directors giving full particulars of it including all necessary drawings, models and specifications.

17.2	You agree and acknowledge that because of the nature of your duties and the responsibilities arising from them you have a special obligation to further the interests of the Company such that all Inventions made by you in the performance of your duties or as a result of any special project for the Company outside the scope of your normal duties and, without prejudice to the generality of Clause 17.3 below, all rights, including Intellectual Property Rights, in such Inventions shall belong to the Company.

17.3	You hereby acknowledge and agree that the Intellectual Property Rights in any work or material originated, conceived, written or made by you during your employment (“Work”) shall vest automatically and forthwith in the Company as soon as such rights come into existence. You hereby waive all and any moral rights that may attach to such Work and the Company may in its absolute discretion make all such additions and alterations to and deletions from and adaptations of such Work as it shall think fit.

17.4	You shall at the cost of the Company on demand execute all such documents and do all such other acts as the Company shall require to enable the Company or its nominee to obtain the full title to and benefit of any Invention or Work to which the Company is entitled and all rights (including Intellectual Property Rights) therein and to secure such patent, utility model, copyright or design registration or similar protection in any part of the world as the Company may consider appropriate.

17.5	You hereby irrevocably appoint the Company to be your attorney in your name and on your behalf to execute all such documents and do all such acts as may be necessary or desirable to give effect to this Clause.

17.6	If you shall, during your employment, make or discover any Invention or make originate, conceive or write any Work in which, for whatever reason, any Intellectual Property Rights vest in or belong to you and not the Company, then you shall, on demand by the Company and at the Company’s expense assign to the Company with full title guarantee all such Intellectual Property Rights for the whole term thereof and, pending such assignment, you shall hold such rights on trust for the Company.

17.7	During your employment and at all times thereafter you shall not do anything to affect the validity of the protection afforded to the Company by Clause 17.4 above and at the request and expense of the Company you shall give all assistance within your power as may be necessary to maintain such protection.

17.8	The Company shall not be under any obligation to take any steps to register any patent or other right in respect of or to develop or exploit any Invention or Copyright or Design Right Work made, discovered, originated, conceived or written by you.

17.9	For the purpose of this Clause 17, “Intellectual Property Rights” shall mean patents, utility models, copyrights, trade marks, service marks, design rights, database rights, semi-conductor topography rights, rights of confidence and all applications and rights of application for the same whether registered or unregistered and all similar rights that may exist at any time anywhere in the world.

18	DISCIPLINARY PROCEDURES

18.1	Employees are expected to behave in a responsible manner at all times and are also expected to comply with the standards, practices and reasonable instructions that are essential for the efficient operation of the business and for the well-being, health and safety of those employed in it. Failure to meet these standards renders an employee liable to disciplinary action. Further details are available in the Company’s Disciplinary Policy, which does not form part of your contract of employment.

19	GRIEVANCES

19.1	If you have a grievance in relation to your employment, you should put it in writing and follow the procedure outlined in the Company Grievance policy, which does not form part of your contract of employment. You are encouraged to initially discuss any grievance with your immediate superior or the Office Manager.

20	TERMINATION OBLIGATIONS

20.1	On the termination of your employment with the Company, you shall immediately return to the Company all property belonging to the Company or any Associated Person or customers and all documents and records containing or referring to any confidential information or giving details of customers of the Company or any Associated Person giving details of any matter concerning the Company, any Associated Person or customer. You shall not, without the written consent of the Company, retain any copies of any of these items.

20.2	To the extent that you hold any directorships in the Company or any member of the Group, on the termination of your employment with the Company, or (if earlier) upon either party giving notice under Clause 3.2 and the Company exercising its rights under Clause 15.3, you will resign at the request of the Company, without claim for compensation, from all offices held by you in the Group and from all trusteeships held by you of any pension scheme or other trusts established by the Company or any other member of the Group. Should you fail to do so, the Board is irrevocably authorised to appoint a person in your name and on your behalf to sign any documents and take such other steps as are necessary to give effect to such resignations.

21	RESTRICTIVE COVENANTS

21.1	In this Agreement the following expressions have the following meanings:

“Critical Person” means any person who was an employee, agent, director, partner, consultant, independent contractor or investor employed, appointed, engaged or investing by or in the Company or any Relevant Associated Person at any time within the Relevant Period who by reason of such employment, appointment, engagement or investment and in particular his/her seniority and expertise or knowledge of trade secrets or confidential information of the Company or any Relevant Associated Person or knowledge of or influence over the clients, customers or suppliers of the Company or any Relevant Associated Person is likely to be able to assist or benefit a business in or proposing to be in competition with the Company or any Relevant Associated Person;

“Relevant Associated Person” means any Associated Person (other than the Company) for which you have performed services under this Agreement at any time during the Relevant Period;

“Relevant Customer” means any person, firm, partnership or organisation who or which at any time during the Relevant Period is or was:

(a)	negotiating with the Company or a Relevant Associated Person for the sale or supply of Relevant Products or Services; or

(b)	a client or customer of the Company or any Relevant Associated Person for the sale or supply of Relevant Products or Services; or

(c)	in the habit of dealing with the Company or any Relevant Associated Person for the sale or supply of Relevant Products or Services

(d)	and in each case with whom or which you were directly concerned or connected or of whom or which you had personal knowledge during the Relevant Period in the course of your employment hereunder;

“Relevant Period” means the period of 12 months immediately before the Termination Date;

“Relevant Products or Services” means products or services which are of the same kind as or of a materially similar kind to or competitive with any products or services made, sold or supplied by the Company or any Relevant Associated Person within the Relevant Period and with which the development, construction, manufacture, operation, sale or supply you were directly concerned or connected or of which you had personal knowledge during the Relevant Period in the course of your employment hereunder;

“Restricted Asset” means any mining asset leased, owned or operated by the Company or any Relevant Associated Person or in relation to which the Company or any Relevant Associated Person provided goods or services, in any case during the Relevant Period, in relation to which you were directly concerned or connected or of which you had personal knowledge during the Relevant Period in the course of your employment hereunder;

“Termination Date” means the date on which your employment under this Agreement terminates and references to “from the Termination Date” mean from and including the date of termination.

21.2	You will not without the prior written consent of the Company directly or indirectly and whether alone or in conjunction with or on behalf of any other person and whether as a principal, shareholder, director, employee, agent, consultant, partner or otherwise:

21.2.1	within the Restricted Asset for a period of 12 months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which:

(a)	supplies Relevant Products or Services in competition with the Company or any Relevant Associated Person; or

(b)	is or was at any time during the Relevant Period a Relevant Customer of the Company or any Relevant Associated Person if such engagement, concern or interest causes or would cause the Relevant Customer to cease or materially to reduce its orders or contracts with the Company or any Relevant Associated Person; or

21.2.2	for a period of 12 months from the Termination Date so as to compete with the Company or any Relevant Associated Person canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

21.2.3	for a period of 12 months from the Termination Date so as to compete with the Company or any Relevant Associated Person deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services, or endeavour or undertake to do so; or

21.2.4	for a period of 12 months from the Termination Date solicit, induce or entice away from the Company or any Relevant Associated Person or, in connection with any business in or proposing to be in competition with the Company or any Relevant Associated Person, employ, engage or appoint or in any way cause to be employed, engaged or appointed a Critical Person whether or not such person would commit any breach of his or her contract or employment or engagement by leaving the service of the Company or any Relevant Associated Person; or

21.2.5	use in connection with any business any name which includes the name of the Company or any Associated Person or any colourable imitation of it.

21.3	Whilst the restrictions in this Clause 21 (on which you have had an opportunity to take independent advice as you hereby acknowledge) are regarded by the parties as fair and reasonable, it is hereby declared that each of the restrictions in this Clause 21 is intended to be separate and severable. If any restriction is held to be unreasonably wide but would be valid if part of the wording (including in particular but without limitation the defined expressions referred to in Clause 21.1) were deleted, such restriction will apply with so much of the wording deleted as may be necessary to make it valid.

21.4	The parties agree that the periods referred to in sub-clauses 21.2.1, 21.2.2, 21.2.3 and 21.2.4 above will be reduced by one day for every day during which at the Company’s direction and pursuant to Clause 15.13 above you have been excluded from the Company’s premises and/or have not carried out any duties or have carried out duties other than your normal duties.

21.5	If you apply for or are offered a new employment, appointment or engagement, before entering into any related contract, you will bring the terms of this Clause 22 to the attention of a third party proposing directly or indirectly to employ, appoint or engage you.

21.6	Nothing in this Agreement will prevent you, after the termination of your employment, from holding bona fide investments representing not more than five per cent of any class of shares or securities in any company listed or dealt in on any recognised investment exchange, which would otherwise constitute a breach of clause of clause 21.2.1.

22	DATA PROTECTION

22.1	We will collect and process information relating to you in accordance with the privacy notice which is on the intranet OR attached to this agreement. You are required to sign and date the privacy notice and return to the Office Manager.

22.2	You shall comply with the Company’s data protection policy when handling personal data in the course of employment including personal data relating to any employee, worker, contractor, customer, client, supplier or agent of ours. You will also comply with our IT and communications systems policy and social media policy.

22.3	Failure to comply with the data protection policy or any of the policies listed above in clause 22.2 may be dealt with under our disciplinary procedure and, in serious cases, may be treated as gross misconduct leading to summary dismissal.

23	PREVIOUS AGREEMENTS AND WARRANTIES

23.1	This Agreement contains the entire and only agreement and will govern the relationship between the Company and you in substitution for all previous agreements and arrangements whether written, oral or implied between the Company and you relating to your employment all of which will be deemed to have terminated by mutual consent with effect from the date of this Agreement. You acknowledge that in entering into this Agreement you have not relied on any representation or undertaking by the Company whether oral or in writing except as expressly incorporated in this Agreement.

23.2	You warrant and represent to the Company that you will not be in breach of any existing or any former terms of employment applicable to you whether express or implied or of any other obligation binding on you by reason of you entering into this Agreement or performing all or any of your duties and obligations under it.

23.3	You warrant that at the time of entering into this Agreement you have the right to work in the United Kingdom and you agree to provide to the Company copies of all relevant documents in this respect at the request of the Company. If at any time during the course of this Agreement you cease to have the right to work in the United Kingdom the Company may terminate your employment without payment of compensation.

24	ANTI-BRIBERY & CORRUPTION

24.1	You warrant that you are familiar with the U.S. Foreign Corrupt Practices Act of 1977, as amended, (“FCPA”), and the U.K. Bribery Act of 2010 (“UKBA”), and their purposes, including (as applicable) their prohibition against taking corrupt actions in furtherance of an offer, payment, promise to pay or authorisation of the payment of anything of value, including but not limited to cash, cheques, wire transfers, tangible and intangible gifts, favours, services, and those entertainment and travel expenses that go beyond what is reasonable and customary and of modest value, to: (i) an executive, official, employee or agent of a governmental department, agency or instrumentality, (ii) a director, officer, employee or agent of a wholly or partially government-owned or - controlled company or business, (iii) a political party or official thereof, or candidate for political office, or (iv) an executive, official, employee or agent of a public international organisation (e.g., the International Monetary Fund or the World Bank) (“Government Official”); while knowing or having a reasonable belief that all or some portion will be used for the purpose of: (a) influencing any act, decision or failure to act by a Government Official in his or her official capacity, (b) inducing a Government Official to use his or her influence with a government or instrumentality to affect any act or decision of such government or entity, or (c) securing an improper advantage; in order to obtain, retain, or direct business.

24.2	You warrant that you are now in compliance with the laws of those countries where you operate, including all anti-bribery or anti-corruption laws, and will remain in compliance with such laws; that you are now in compliance with the FCPA and with the UKBA; that you will not authorise, offer or make payments directly or indirectly to any Government Official that would result in a violation of the FCPA or UKBA; and that no part of the payments received by you from the Company will be used for any purpose that could constitute a violation of the laws of the territories in which the Company operates, the FCPA, or the UKBA.

25	GOVERNING LAW AND JURISDICTION

This Statement shall be governed by and construed in accordance with the Laws of England and Wales whose Courts shall be the courts of competent jurisdiction.

Having read this Statement please sign the second copy and return it to your Line Manager as your acceptance of the terms and conditions of your employment. You should then retain the top copy of this Statement for future reference.

IN WITNESS whereof duly executed as a deed and delivered on the date first above written.

SIGNED as a deed by ANDREW CAVAGHAN, Director, duly authorised for and on behalf of BLUE GOLD HOLDINGS LIMITED in the presence of:	)))

Witness’s signature:

Witness’s name (in capitals):

Witness’s address:

SIGNED as a deed by LORENZ WERNDLE in the presence of:	))

Witness’s signature:

Witness’s name (in capitals):

Witness’s address: